CERTIFICATE OF AMENDMENT TO
SECOND RESTATED CERTIFICATE OF INCORPORATION
OF
THE COOPER COMPANIES, INC.

The Cooper Companies, Inc. (the “Corporation”), a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware, does hereby certify that:

FIRST: That Paragraph (a) of Article IV of the Second Restated Certificate of Incorporation is hereby amended to read in its entirety as follows:

“(a) Number of Shares. The total number of shares of all classes of stock which the Corporation shall have authority to issue is 481,000,000 consisting of (i) 480,000,000 shares of Common Stock (“Common Stock”), each share having a par value of $.10, and (ii) 1,000,000 shares of Preferred Stock (“Preferred Stock”), each share having a par value of $.10. Effective as of 5:00 p.m., Eastern Time, on February 16, 2024 (the “Effective Time”), each issued and outstanding share of the Corporation’s Common Stock shall be divided into four (4) validly issued, fully paid and non-assessable shares of Common Stock reflecting a four (4) for one (1) stock split (the “Stock Split”). The Stock Split shall occur without any further action on the part of the Corporation or the holders of shares of Common Stock and whether or not certificates representing such holders’ shares prior to the Stock Split are surrendered for cancellation.”

SECOND: The said amendment was duly adopted in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware.

IN WITNESS WHEREOF, the Corporation has caused this Certificate of Amendment to be signed on this 15th day of February, 2024.

By:

/s/ Albert G. White, III
Albert G. White, III
President & Chief Executive Officer